Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-160406 on Form S-8 of our report dated April 15, 2009, except for Note 21, paragraphs six and seven as to which the date is November 30, 2009, relating to the consolidated financial statements and financial statement schedule of Primus Telecommunications Group, Incorporated and subsidiaries (which report expresses an unqualified opinion, includes emphasis of matter paragraphs relating to the Company’s filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code, and the Company’s ability to continue as a going concern, and includes an explanatory paragraph regarding the Company’s adoption of a new accounting standard), appearing in this Current Report on Form 8-K of Primus Telecommunications Group, Incorporated and subsidiaries for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

McLean, Virginia

November 30, 2009